24000216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
33222

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bolton Global Capital, Inc.

SEC Mail Processing
FEB 29 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

579 Main Street
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Tarpey	978-779-5361	Starpey@boltonglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Tarpey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bolton Global Capital, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Steven Tarpey

Title:
FINOP/Corporate Controller

John G. Cataldo
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 19, 2025

Notary Public

SEC Mail Processing
FEB 29 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Global Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bolton Global Capital, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bolton Global Capital, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bolton Global Capital, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 21, 2024

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 11,331,039
Receivable from clearing broker	492,950
Receivable from others	234,780
Prepaid expenses	678,939
Deposits	117,360
Total Current Assets	$ 12,855,068
NON-CURRENT ASSETS:	
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $898,961)	737,572
Right-of-use assets (net of accumulated amortization of $2,052,231)	12,529,857
Deposits	151,354
Cash - clearing deposit	1,768,915
Total Non-current Assets	$ 15,187,698
TOTAL ASSETS	$ 28,042,766

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 434,539
Accounts payable - related party	882,373
Commissions payable - registered representatives	2,844,246
Commissions payable - related party	35,592
Securities sold, not yet purchased	802
Deferred revenue	262,309
Lease liabilities	2,282,232
Total Current Liabilities	$ 6,742,093
NON-CURRENT LIABILITIES:	
Deferred revenue	$ 263,337
Lease liabilities	11,473,826
Total non-current liabilities	$ 11,737,163
Total Liabilities	$ 18,479,256
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 1,250 shares; issued and outstanding 1,046 shares	$ 4,820
Retained earnings	9,558,690
Total Stockholder's Equity	$ 9,563,510
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 28,042,766

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Bolton Global Capital, Inc. (the Company) is located in Bolton, Massachusetts. The Company is a full-service registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a network of independent financial advisors across the United States of America. The Company offers services in stocks, bonds, options, mutual funds, variable annuities, and other securities to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (GAAP).

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Interest income - The Company earns interest income from cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Depreciation and Amortization- Depreciation of equipment and amortization of leasehold improvements is computed using the straight-line method over the estimated useful life of the asset, three years, or the term of the lease for leasehold improvements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Commissions - The Company generates two types of commission revenue: sales-based commission revenue that is recognized on the settlement date, an industry standard, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Administrative fee revenues – Administrative fee income primarily consist of portfolio service fees that are derived from accounts that charge an annual administrative fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values and recognized over the quarterly period).

Receivables and Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at December 31, 2023, all accounts receivables were considered collectible and no allowance for credit losses was necessary.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at three financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, software, and subscription related services. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.5% to 7%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted the practical expedient and made an accounting policy election allowing lessees to not recognize ROU assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount, timing and uncertainty of cash flows arising from leases are included in Note 6.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been used to value mutual funds. These securities consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Mutual Funds	$ -0-	$ 802
Total	$ -0-	$ 802

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2023, the Company's net capital and required net capital were $7,453,504 and $396,573, respectively. The ratio of aggregate indebtedness to net capital was 80%.

NOTE 4 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual stockholder of the Company. However, state corporate income taxes are required of Massachusetts and New York. The income tax expense consists of these corporate state income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2020.

NOTE 5 - RELATED PARTIES

The Company pays monthly management fees to Bolton Capital Group, Inc. (BCG), a related corporation wholly owned by the sole stockholder of the Company, under a management contract. The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by BCG, in connection with the Company's broker-dealer business, shall include 100% of the Company's first $100,000 in pre-tax profit, 50% of the next pre-tax profits below $400,000, and 25% of any pre-tax profit over $400,000. During 2023, supervisory and overhead costs incurred under this arrangement totaled $9,160,608 of which $881,687, was payable at December 31, 2023.

The Company receives fee-based revenue and pays the related commission expense. The Company records a book entry to reflect this revenue and expense on Bolton Securities Corporation (BSC), a related dually registered broker-dealer and investment advisor indirectly owned by the sole stockholder of the Company. As of December 31, 2023, the Company owed $686 to BSC.

The Company incurred $23,238 in commission expenses during 2023 to its sole stockholder, of which $35,592 was payable at December 31, 2023.

NOTE 5 - RELATED PARTIES – *(Continued)*

The Company currently leases office space used as its main headquarters, and certain other property, located in Bolton, MA, as a tenant-at-will from an entity in which its sole shareholder has a beneficial interest. BCG rents this office on behalf of the Company. The Company incurred this expense as part of the management fees noted above.

The Company subleases office space to Bolton Securities Corporation for a monthly fee of $40,000. The agreement shall renew automatically on an annual basis unless terminated by mutual agreement by both parties. For the year ended December 31, 2023, the Company received $480,000 for this sublease, which is included in occupancy on the statement of operations. Effective January 1, 2024, the agreement was renewed for a monthly fee of $56,000.

NOTE 6 – LEASE COMMITMENTS

The Company has obligations as a lessee for office space, software, and subscription related services with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. The Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company has an agreement to lease office space in Miami, Florida, used by certain affiliated independent registered representatives. The lease expires in November 2030 and includes an annual rent increase of 3%.

The Company has an agreement to lease office space in Sunrise, Florida. The lease expires in October 2027 and includes an annual rent increase of 3%.

NOTE 6 – LEASE COMMITMENTS – *(Continued)*

The Company entered into agreements for various software subscription and equipment related services. These agreements expire on various dates through February 2027.

The components of lease cost for the year ended December 31, 2023, are as follows:

Operating lease cost	$2,178,828
Variable lease cost	207,555
Total lease cost	2,386,383
Less: sublease income	(480,000)
Net lease cost	$1,906,383

Other information related to leases at December 31, 2023:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $2,159,337

ROU assets obtained in exchange for lease obligations:
Operating leases $621,792

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $ (2,052,231)

Weighted average remaining lease term for operating leases is 3.1 years.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

NOTE 6 – LEASE COMMITMENTS – *(Continued)*

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2023 are as follows:

Year Ending December 31,	
2024	$ 2,265,784
2025	2,073,483
2026	1,923,636
2027	1,954,238
2028	1,945,905
Thereafter	3,898,002
Total undiscounted payments	14,061,048
Less: Imputed interest	(304,990)
Total Lease Liability	$ 13,756,058

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

In order to facilitate securities transactions, the Company has agreements with a broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customers' accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company has an agreement that they are required to maintain a $1,750,000 deposit in another firm account with the Clearing broker/dealer. This amount is included in cash-clearing deposit, on the statement of financial condition. Termination fees will be imposed if the Company terminates without cause or under other circumstances in the first five years of the agreement.

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers.

NOTE 8 – BUSINESS CONCENTRATIONS

The Company had approximately 80 registered investment advisor affiliations during 2023. Two of those advisors were responsible for approximately 23% of the Company's commissions and administrative fee revenue volume during the year ending December 31, 2023.

NOTE 9 – EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2023 consists of:

Furniture and office equipment	$ 865,704
Leasehold improvements	770,829
Total	1,636,533
Less: accumulated depreciation and and amortization	898,961
Net	$ 737,572

NOTE 10 – CONTINGENCIES

During 2023, the Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.